BAA plc
Corporate Office
130 Wilton Road
London SW1V 1LQ

Telephone: 020 7834 9449
Fax: 020 7932 6699

Investor Relations

Direct Tel: 020 7932 6692
Direct Fax: 020 7932 6783

RECEIVED
2004 SEP 27 P 12: 10
OFFICE OF INTERNATIONAL CORPORATE FINANCE

BAA

13 September 2004

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA

04045069

SUPPL

Dear Sirs

BAA plc (File No 82-3372) 12g3-2(b) Exemption

Please find enclosed information and/or documents furnished by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

To confirm receipt please fax the attached sheet to the number indicated. Thank you.

Yours faithfully

Alison Livesley
Head of Investor Relations

PROCESSED
SEP 28 2004
THOMSON FINANCIAL

9/27

To: Alison Livesley
Head of Investor Relations
BAA plc
130 Wilton Road
London
SW1W 1LQ

Fax: 44 20 7932 6783

From: Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA

Re: SEC notification 20 September 2004

BAA plc (File No 82-3372) 12g3-2(b) Exemption

This is to confirm receipt of the information and/or documents furnished referenced above by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

____
Signed

____
Name

____
Date

For immediate release Monday 13 September 2004

BAA LYNTON ACQUIRES ORBITAL PARK, HEATHROW

BAA Lynton, the commercial property division of BAA plc, has exchanged contracts to acquire Orbital Park, a prominent Heathrow warehouse complex, for £25.95 million from Henderson Global Investors.

Orbital Park, a 3.46 hectare (8.54 acre) site, is strategically situated on the A30 (Great South West Road) and close to the Cargo Terminal on the south side of Heathrow Airport. The accommodation comprises two warehouse buildings of 11,201 sq m (120,570 sq ft) and 2,399 sq m (25,825 sq ft).

The site is occupied in its entirety by DHL International (UK) Limited on a lease expiring in three years time at a rent of circa £2 million per annum. DHL uses the property as its main Heathrow base and also its UK headquarters.

Commenting, John O'Halloran, managing director of BAA Lynton, said:

"Orbital Park is a prominent and sought after warehouse location which is ideally located for Heathrow's cargo community and we are pleased to have secured such a key holding.

"The property will provide us with a healthy short term income stream while we move towards working up plans for the refurbishment or redevelopment of the property to provide new modern

Corporate Affairs
130 Wilton Road, London SW1V 1LQ
T +44 (0)20 7932 6654 F +44 (0)20 7932 6659
email newsdesk@baa.com www.baa.com

warehousing facilities for when the DHL lease expires in three years time. This is in line with BAA Lynton's strategy of providing new facilities for airport related occupiers."

Cushman & Wakefield Healey & Baker acted on behalf of BAA Lynton and Holley Blake on behalf of Henderson Global Investors.

Notes to Editors

BAA Lynton

BAA Lynton is the commercial property division of BAA plc which is the world's leading airport company.

For further information on BAA plc see www.baa.com

For further information on BAA Lynton see www.baalynton.co.uk

- Ends -

Media enquiries: **Dido Laurimore, Stephanie Highett**
Financial Dynamics
Tel + 44 (0) 207 831 3113
John O'Halloran, BAA Lynton
Tel: +44 (0) 207 907 9200

City enquiries: **Duncan Bonfield, BAA plc**
Tel + 44 (0) 207 932 6831